December 18, 2012

To:	Andrew D. Mew
Accounting Branch Chief
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20002

Re:	Spindle, Inc. (the “Company”), File No.: 333-145088
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed March 30, 2012
Film Number: 12846245

Dear Mr. Mew:

This letter is in response to the comments included in your letter dated November 13, 2012, concerning the Form 10-K for the fiscal year ended December 31, 2011 filed by the Company with the Securities and Exchange Commission on March 30, 2012.

The text of the comments from your letter are repeated below and, for convenience of reference, the number beside each of the following comments corresponds to the paragraph numbering in your letter.

Form 10-K for the Fiscal Year Ended December 31, 2011

Note 1 - History and organization of the company, page F-6

1.

We read your responses to comments 4 and 6 and reissue our prior comments.  Please note that a business is an integrated set of activities and assets that is capable of being conducted and managed for the purpose of providing a return to investors.  Further a business consists of inputs (including intangible assets) and processes applied to those inputs that have the ability to create outputs.  Refer to ASC 805-10-20 and 805-10-55-4.  We also note the apparent change in control and in senior management resulting from the transaction.  It appears the transaction is in substance was a reverse recapitalization.  If there have been no change in control, we are unclear your basis of presenting current year SMI financial statements alongside prior year Coyote Hill financial statements.  Please advise us further, or revise your financial statements along with a revised audit opinion.

Please note that we have presented the financial statements of Spindle, Inc., not Spindle Mobile, Inc. ("SMI"), alongside prior year Coyote Hill financial statements.

ASC 805 states that a set of activities must have at least inputs and processes in order to be considered a business.  We believe that the acquisition of the patents provided the Company with inputs but not with the process necessary to create the output.  The process necessary to create the output is software, which the Company is required to develop.  Therefore, at the time the patents were acquired, the Company did not have the process by which the output could be obtained.

There were management changes prior to the acquisition of the assets.  On November 2, 2011 the Company reported that John Devlin was appointed to the board of directors and on November 16, 2011 the Company reported that Stephanie Erickson resigned as a member of the board and as an officer.  David Ide and Glenn Bancroft were subsequently appointed to the Company's board.  Finally, Mr. Mitch Powers did not resign his position until January 2012.  The Asset Purchase Agreement did not include a requirement that senior management resign in conjunction with the transaction.

Andrew D. Mew

Accounting Branch Chief

U. S. Securities and Exchange Commission

December 18, 2012

2.

We read your response to comment 5 and await your amendment.

As we indicated in our letter to you dated October 30, 2012, we will file the amendment once we have cleared your comments.

Item 9A(T) – Controls and Procedures, page 44

3.

We read your response to comment 8.  Please amend your June 30, 2012 Form 10-Q to correct the inaccurate disclosure with respect to your conclusion regarding your controls and procedures.

The Company's response to comment 8 was, in fact, incorrect.  The report on the Company's disclosure controls and procedures and internal control over financial reporting that was included in the Annual Report on Form 10-K is not correct and will be revised when we file the amendment.

In connection with the Company's responses to the above comments, the Company hereby acknowledges that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If any further questions or comments should arise, feel free to contact the undersigned via phone at (480) 336-2653 or fax at (888) 725-0613.

Sincerely,

Spindle, Inc.

By:/s/ William Clark

     William Clark, President